ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

February 10, 2026	Andrew Wilkins T +1 617 235 4144 Andrew.Wilkins@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	Sterling Capital Funds
Registration Statement on Form N-1A
(File Numbers: 33-49098 and 811-06719)

Dear Ms. Dubey:

I am writing on behalf of Sterling Capital Funds (the “Trust”) to respond to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Trust’s Post-Effective Amendment (“PEA”) No. 161 (the “485(a) Amendment”) to the above-referenced Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), filed with the Commission on October 30, 2025, pursuant to Rule 485(a) under the Securities Act. The 485(a) Amendment was filed solely for the purpose of registering for public offer and sale under the Securities Act common shares of the Sterling Capital Enhanced Core Bond ETF (the “Fund”).

On December 2, 2025, the Staff provided comments regarding the 485(a) Amendment by videoconference to Andrew Wilkins of Ropes & Gray LLP, counsel to the Trust. Summaries of the Staff’s comments and the Trust’s responses are set forth below. To the extent applicable, the responses below were reflected in PEA No. 168 (the “485(b) Amendment”) to the Trust’s Registration Statement under the Securities Act, which was filed with the Commission on EDGAR on February 10, 2026 with an effective date of February 11, 2026, pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Comments on the Fund’s Prospectus

1.	Comment. Please reconcile the description of the investment objective in the first sentence under “Principal Strategy” with the description of the investment objective under “Investment Objective,” particularly with respect to references to high current income in the Investment Objective section compared to current income in the “Principal Strategy” section.

Response. The Registrant confirms that the requested change has been made, and that disclosure in the “Principal Strategy” section has been revised to reflect that the Fund seeks competitive total return through any combination of high current income and capital appreciation by investing in a diversified portfolio of fixed-income securities.

2.	Comment. In the first paragraph under “Principal Strategy,” please revise the reference to “restricted strategies” to clarify that such securities can only be debt securities, given the Fund’s 80% policy to invest in bonds.

Response. The Registrant confirms that the requested change has been made.

3.	Comment. In the third paragraph under “Principal Strategy,” please consider whether the reference to “restricted securities” is duplicative with the reference to “restricted securities” in the first paragraph, and if so please consider removing.

Response. The Registrant confirms that the second reference to “restricted securities” in this paragraph has been removed from the “Principal Strategy” disclosure.

4.	Comment. In the fourth paragraph under “Principal Strategy,” please disclose what duration is and, if there is a particular duration target for the Fund, disclose it here and include corresponding principal risks.

Response. The Registrant notes that the Fund does not have a specific duration target and that the Fund’s duration target may change over time. In response to the Staff’s comment, the Registrant has revised the disclosure as follows: “The portfolio ~~manager focuses~~ managers focus on macro trends in the economy to establish a duration target that ~~reflects the outlook for the future direction of interest rates~~ changes over time with movements in interest rates and changing market conditions. Duration is the expected life of a fixed income security and is used to determine the sensitivity of the security’s price to changes in interest rates. Duration accounts for the time until all payments of interest and principal on a security are expected to be made, including how these payments are affected by prepayments and by changes in interest rates. For yield curve management, in addition to the trend in interest rates, other factors such as future inflation expectations, supply factors and future interest rate expectations are considered.”

5.	Comment. Please clarify the meaning of “target” in the following sentence in the fourth paragraph under “Principal Strategy”: “Utilizing fundamental analysis, the portfolio manager then selects individual securities consistent with the target by looking for the best relative values within particular sectors.” (emphasis added)

Response. In response to the Staff’s comment and in light of the Registrant’s response to Comment No. 4 above, the Registrant has revised the disclosure as follows: “Utilizing fundamental analysis, the portfolio ~~manager~~ managers then ~~selects~~ select individual securities consistent with the current duration target by looking for the best relative values within particular sectors.”

6.	Comment. Please clarify the meaning of “scenario analysis” in the following sentence in the fourth paragraph under “Principal Strategy”: “Scenario analysis is typically used to estimate the future cash flows for structured products and other securities with potentially variable returns of principal.” (emphasis added)

Response. In response to the Staff’s comment, the Registrant has revised the disclosure as follows: “Scenario analysis (e.g., evaluation of financial models with different key variables) is typically used to estimate the future cash flows for structured products and other securities with potentially variable returns of principal.”

7.	Comment. The Staff notes that Active Trading Risk is listed as a principal risk of the Fund. Accordingly, please disclose in the Principal Investment Strategies section that the Fund may trade securities actively.

Response. The Registrant confirms that the requested disclosure has been added.

8.	Comment. Please tailor the Derivatives Risk disclosure to reflect the Fund’s principal investment strategies by removing certain types of derivatives that are not disclosed in the “Principal Strategy” section (e.g., credit default swaps).

Response. In response to the Staff’s comment, disclosure in the “Principal Strategy” section has been revised to include references to credit default swaps.

9.	Comment. Please revise the first sentence of the Estimated Maturity Risk disclosure because it appears to be an incomplete sentence.

Response. The Registrant believes that the current disclosure is consistent with Item 4 of Form N-1A and respectfully declines to make this change.

10.	Comment. The Staff notes that Focused Investment Risk is listed as a principal risk of the Fund. If the Fund will focus investments in any asset classes, countries, regions, sectors, industries or issuers as identified in Focused Investment Risk, please describe these investments in the “Principal Strategy” section.

Response. The Registrant notes that the “Principal Strategy” section discloses that the Fund will invest 80% of its net assets in a diversified portfolio of bonds and believes the principal investment strategies disclosure sufficiently addresses how the Fund will focus its investments.

11.	Comment. The Staff notes that Foreign Currency Transaction Risk is listed as a principal risk of the Fund. Given that disclosure in the “Principal Strategy” section states that the Fund will invest only in U.S. dollar-denominated securities, please confirm supplementally that Foreign Currency Transaction Risk is an appropriate principal risk.

Response. In response to the Staff’s comments, the Registrant has removed Foreign Currency Transaction Risk as a principal risk.

12.	Comment. Given the Fund’s principal investment strategies, please consider whether “Corporate Bonds” should be included under Principal Investments rather than Non-Principal Investments.

Response. In response to the Staff’s comment, the Registrant has moved the “Corporate Bonds” disclosure under “Principal Investments.”

13.	Comment. In the disclosure regarding the Board’s approval of the Fund’s advisory contract, please replace the reference to shareholder report with Form N-CSRS.

Response. The Registrant confirms that the requested change has been made.

14.	Comment. Under “How Authorized Purchasers Redeem Creation Units,” please clarify that the Fund can only reject redemption orders or suspend transactions in Fund shares, consistent with the Investment Company Act of 1940, as amended (the “1940 Act”).

Response. The Registrant confirms that the requested change has been made.

15.	Comment. In the section titled “Financial Statements,” please add a hyperlink to the Predecessor Fund’s Form N-CSRS filing.

Response. The Registrant confirms that the requested change has been made.

Comments on the Fund’s SAI

1.	Comment. On the cover page, please add a hyperlink to the Predecessor Fund’s Form N-CSRS filing.

Response. The Registrant confirms that the requested change has been made.

2.	Comment. Please add a fundamental policy regarding underwriting.

Response. The Registrant submits that the Fund’s SAI discloses that the Fund may underwrite securities to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The “Notes Regarding Fundamental Investment Restrictions” section of the SAI further discloses that the 1940 Act prohibits a diversified mutual fund from underwriting securities in excess of 25% of its total assets. Accordingly, the Registrant believes that its current disclosure complies with Section 8 of the 1940 Act and Item 16(c)(iii) of Form N-1A and respectfully declines to make the requested change.

3.	Comment. In the notes to the Fundamental Investment Restrictions, please remove the sentence which states that the Fund takes the position that privately issued mortgage-related securities, or any asset-backed securities, do not represent interests in any particular “industry” or group of industries.

Response. The Registrant confirms that the requested change has been made.

4.	Comment. In the section titled “Financial Statements,” please add a hyperlink to the Predecessor Fund’s Form N-CSRS filing.

Response. The Registrant confirms that the requested change has been made.

Comments on the Fund’s Signature Page

1.	Comment. On the signature page, please identify the Chief Accounting Officer of the Fund.

Response. The Registrant confirms that the requested change has been made.

*    *    *    *    *

Please feel free to contact me at (617) 235-4144 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Andrew Wilkins

Andrew Wilkins

cc:	Jim Gillespie, President of the Trust
Todd M. Miller, Treasurer and Secretary of the Trust
Michelle A. Whalen, Vice President of the Trust
Thomas R. Hiller, Ropes & Gray LLP

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